PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities
Exchange Act of 1934
December 31, 2020

PNC Capital Markets LLC
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of PNC Capital Markets LLC

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of PNC Capital Markets LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2020

(in thousands)

Assets

Cash and cash equivalents	$	425,358
Cash and securities segregated under Federal and other regulations		9,038
Receivables from brokers, dealers and others		32,883
Receivables from customers		90
Other receivables (less provision for doubtful accounts: $863 thousand)		9,090
Securities owned - at fair value ($1.01 billion pledged)		
Agency residential and commercial mortgage backed		1,524,629
State and municipal		61,278
Corporate debt		80,841
U.S. government and government agencies (see Note 6 for segregated securities)		7,793
Securities purchased under agreement to resell		200,570
Tax assets		17,954
Other assets		46,602
Total assets	$	2,416,126

Liabilities and Member's Equity

Liabilities		
Repurchase agreements		971,764
Securities sold not yet purchased - at fair value		
U.S. government		188,817
Other debt securities		13,597
Deferred revenue		5,071
Payable to brokers, dealers and others		245,572
Accrued salaries and benefits		44,387
Payable to customers		1,415
Other liabilities		33,263
Total liabilities		1,503,886
Member's equity		912,240
Total liabilities and member's equity	$	2,416,126

The accompanying notes are an integral part of this financial statement.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2020

1. Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate securities and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers. The Company also provides investment banking and advisory services for its clients.

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

We prepared this financial statement using estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to our fair value measurements. Actual results may differ from the estimates and the differences may be material to the financial statement.

Current Expected Credit Losses (CECL)
The Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses on January 1, 2020. This standard is commonly referred to as the Current Expected Credit Losses (CECL) standard. This standard replaces measurement, recognition and disclosure guidance for credit related reserves. It requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the allowance for credit losses (ACL) from the amortized cost basis of the asset. The receivables assessed for credit losses primarily represent receivables related to corporate securities underwriting activity. These receivables generally settle in cash within one year of origination. The Company implemented the CECL standard using a modified retrospective approach through a cumulative-effect adjustment to retained earnings on January 1, 2020. The cumulative-effect adjustment to retained earnings totaled $776 thousand at adoption.

Cash and Cash Equivalents
Cash and cash equivalents, includes cash held at PNC Bank, N.A. (PNC Bank), an affiliate and wholly owned subsidiary of PNC. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 60 days or less.

Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated under Federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business.

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities are considered trading assets and are marked to fair value.

In the normal course of business, the Company purchases securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2020, the Company had obtained securities under resale agreements with a fair value of approximately $200.7 million, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales. In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Securities Valuation

U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts.

It is the policy of the Company to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be resold and additional collateral may be obtained where considered appropriate to protect against credit exposure. The counterparty on all repurchase and resale agreements at December 31, 2020 was PNC Bank.

Depreciation and Amortization

Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives (in years)
Furniture and equipment	5-10
Personal computers	3-4
Computer software	5
Internally developed software	1-5

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Deferred Revenue

Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 11, Fair Value of Financial Instruments.

Recently Issued Accounting Guidance Not Yet Adopted

In December 2019, the Financial Accounting Standards Board issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions, as well as clarifying and amending other guidance to improve consistent application of Topic 740. The only amendment to impact the Company specifies that single-member limited liability companies and other disregarded entities not subject to income tax are no longer required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements (the tax allocation amendment). The update is effective for the Company on January 1, 2021 and the tax allocation amendment requires the retrospective adoption method. The adoption is expected to have a material impact to the Company's financial statements as a result of the tax allocation amendment, as income taxes would no longer be reflected in the Company's standalone financial statements.

3. **Financial Derivatives**

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to credit risk is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits which reduce credit risk. At December 31, 2020, the Company had gross notional futures contract commitments to purchase U.S. government obligations of $10.0 million. At December 31, 2020, the Company had gross notional futures contract commitments to sell U.S. government obligations of $7.5 million. The

unrealized loss on these instruments at December 31, 2020 was approximately $63 thousand and is reflected net of cash paid as a component of other liabilities.

The Company periodically has options contracts that hedge against risk positions associated with customer trading activity. At December 31, 2020, the Company had no outstanding options contracts.

The Company enters into interest rate swap agreements with PNC Bank to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2020 was approximately $483.3 million. The cumulative unrealized gains and unrealized losses on these instruments at December 31, 2020, was approximately $1.5 million and $8.5 million, respectively, which is included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company pledged cash collateral of $6.2 million to PNC Bank related to these instruments at December 31, 2020.

The Company began entering into credit derivative contracts in the fourth quarter of 2020. The total gross notional amount on the credit derivative contracts outstanding at December 31, 2020 was approximately $35.0 million. The Company pledged cash collateral of $449 thousand to a third party related to these instruments at December 31, 2020.

The Company also utilizes forward contracts with third parties and with PNC Bank in the form of TBA ("To Be Announced") securities relating to mortgage-backed instruments and municipal underwriting positions. The total gross notional amount on the forward contracts at December 31, 2020 was approximately $4.2 billion. The cumulative unrealized gains and losses on these instruments at December 31, 2020 was approximately $11.4 million and $14.5 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

We do not utilize a net presentation on the Statement of Financial Condition for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Collateral is typically exchanged daily based on the net fair value of the positions with the counterparty as of the preceding day.

The fair value of any securities held or pledged is not included in the net presentation on the Statement of Financial Condition. The following table shows the impact of legally enforceable master netting agreements on our derivative assets and derivative liabilities positions as of December 31, 2020. The table also includes the fair value of any securities collateral held or pledged under these agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Refer to Note 4, Repurchase and Resale Agreements, for additional information related to resale and repurchase agreements offsetting.

Derivative Assets and Liabilities Offsetting

December 31, 2020 (in thousands)	Gross Fair Value Derivative Assets	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Assets	Collateral Held Under Master Netting Agreements	Net Amounts
		Fair Value Offset Amount	Cash Collateral			
Derivative assets						
Interest rate contracts (c)	$ 1,454	$ -	$ -	$ 1,454	$ -	$ 1,454
Futures	304	-	-	304	-	304
TBA contracts (d)	11,392	-	-	11,392	1,330	10,062
Total derivative assets	$ 13,150	$ -	$ -	$ 13,150 (a)	$ 1,330	$ 11,820

December 31, 2020 (in thousands)	Gross Fair Value Derivative Liabilities	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Liabilities	Collateral Pledged Under Master Netting Agreements	Net Amounts
		Fair Value Offset Amount	Cash Collateral			
Derivative liabilities						
Interest rate contracts (c)	$ 8,476	$ -	$ -	$ 8,476	$ 6,200	$ 2,276
TBA contracts (d)	14,464	-	-	14,464	9,610	4,854
Total derivative liabilities	$ 22,940	$ -	$ -	$ 22,940 (b)	$ 15,810	$ 7,130

(a) Represents the derivative asset value included in other assets on the Statement of Financial Condition.

(b) Represents the derivative liability value included in other liabilities on the Statement of Financial Condition.

(c) If we had applied netting by our counterparties, our net liability would have been $822 thousand.

(d) If we had applied netting by our counterparties, our net asset and net liability would have been $7.4 million and $10.4 million, respectively, before consideration for Securities Collateral Pledged Under Master Netting Agreements.

In addition to using master netting arrangements and related collateral agreements to reduce credit risk associated with derivative instruments, we also seek to minimize credit risk by entering into transactions with counterparties with high credit ratings and by using internal credit approvals, limits, and monitoring procedures. Collateral may also be exchanged under certain derivative agreements that are not considered master netting agreements.

Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives.

4. Repurchase and Resale Agreements

As discussed in Note 2, the Company enters into repurchase and resale agreements where we transfer securities to/from PNC Bank, a related party, with the agreement to repurchase/resell those securities at a future date for a specified price. Repurchase and resale agreements are treated as collateralized financing transactions for accounting purposes and are generally carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest. Repurchase and resale agreements are typically entered into with counterparties under master netting agreements, which provide for the right to set off amounts owed one another and liquidate the purchased or borrowed securities in the event of counterparty default. Our policy is to take possession of securities purchased under agreements to resell. We monitor the market value

of securities to be resold and additional collateral (see resale agreements securities collateral and net amounts in chart below), may be obtained where considered appropriate to protect against credit exposure.

The table below shows the amounts owed under resale and repurchase agreements. Refer to Note 11, Fair Value of Financial Instruments, for additional information regarding the resale and repurchase agreements. We do not present any repurchase and resale agreements entered into with the same counterparty under a master netting agreement on a net basis on our Statement of Financial Condition.

Refer to Note 3, Financial Derivatives, for additional information related to offsetting of financial derivatives.

Resale and Repurchase Agreements Offsetting

December 31, 2020 (In thousands)	Gross Resale and Repurchase Agreements	Amounts Offset Under Master Netting Agreements	Net Resale and Repurchase Agreements		Securities Collateral Held/Posted Under Master Netting Agreements(a)	Net Amounts
Resale Agreements	$ 200,570	$ -	$ 200,570	(b) $	200,570	$ -
Repurchase Agreements	$ 971,774	$ -	$ 971,774	(c) $	971,774	$ -

(a) Represents the fair value of securities collateral purchased or sold, up to the amount owed under the agreement, for agreements supported by a legally enforceable master netting agreement.

(b) Represents the resale agreement amount included in securities purchased under agreement to resell on the Statement of Financial Condition at December 31, 2020.

(c) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $10 thousand at December 31, 2020, which is included in other liabilities on the Statement of Financial Condition.

The following table summarizes our gross repurchase agreements as of December 31, 2020 by type of collateral pledged. All repurchase agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2020. Overnight repurchase agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Repurchase Agreements by Type of Collateral Pledged

December 31, 2020 *(In thousands)*		
Gross Repurchase Agreements (a)(b)		
Residential mortgage-backed agency securities	$	934,905
Commercial mortgage-backed agency securities		14,518
Corporate debt securities		22,351
Total	$	971,774

(a) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $10 thousand at December 31, 2020, which is included in other liabilities on the Statement of Financial Condition.
(b) Repurchase agreement collateral represents settlement date positions at December 31, 2020.

5.   Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2020:

(in thousands)		**Receivables**		**Payables**
Net trade date receivable	$	-	$	245,119
Fails to deliver/receive		390		44
Other amounts due from/to brokers and dealers		32,493		409
Total	$	32,883	$	245,572

6.   Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250 thousand or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2020, the Company had net capital of approximately $709.2 million, which was approximately $708.9 million in excess of its required net capital of $250 thousand.

The Company paid dividends of $185.0 million in 2020 to the Parent. The Company also complied with applicable regulatory notification requirements for these dividends.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2020, qualified securities designated for the exclusive benefit of customers totaled approximately $6.5 million. In addition, the Company maintained approximately $2.5 million in cash for the exclusive benefit of customers. These balances are included in cash and securities segregated under Federal and other regulations on the Statement of Financial Condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2020, are as follows:

(in thousands)

	Federal
Employee benefits	$ 5,019
Compensation	5,562
Goodwill and intangibles	(1,376)
Fixed assets	(723)
Other	271
Net deferred tax asset	$ 8,753

At December 31, 2020, the Company did not have any amounts relating to unrecognized tax benefits.

The IRS is currently examining PNC's consolidated federal income tax returns for 2016, 2017, and 2018.

8. Related-party Transactions

Cash and cash equivalents include cash on deposit with PNC Bank of approximately $25.3 million. Cash and securities segregated under federal and other regulations includes $6.5 million of qualified securities designated for the exclusive benefit of customers, which is held in an account with PNC Bank. Included in securities owned at fair value are corporate debt securities issued by PNC and PNC Bank in the amount of $1.2 million and $5.2 million, respectively. Included in other assets is $9.6 million of segregated cash collateral related to intercompany transactions, which is held at Fixed Income Clearing Corporation. The Company also has an asset of $6.2 million due from PNC Bank related to an intercompany margin requirement.

Short-term funding is provided by PNC through a $500 million subordinated line of credit. The line of credit bears interest at the approximate interest rate equal to PNC's fully loaded blended long-term debt rate. At December 31, 2020, the Company had no outstanding balance under the line of credit. Borrowings under the line of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank through lines of credit of $1.0 billion and $500 million. The lines of credit bear interest at the Overnight Bank Funding Rate plus 100 basis points. The lines also bear a 10 basis point charge for unused portions. At December 31, 2020, the Company

had total obligations, including fees, of $341 thousand under the lines of credit, which is reflected in other liabilities on the Statement of Financial Condition.

The Company performs syndication services and other placement services for third party clients of PNC Bank.

The Company pays monthly fees to PNC and PNC Bank for occupancy, overhead and administrative services. The Company had a payable due to PNC Bank for overhead and administrative services of $4.2 million at December 31, 2020, which is reflected in other liabilities on the Statement of Financial Condition.

The Company also has provided Retail Trading Desk services to PNC Investments LLC, an affiliate. In November 2020, this agreement was terminated with PNC Investments LLC.

The Company utilizes forward contracts with PNC Bank in the form of TBA ("To Be Announced") securities as described in Note 3. The total gross notional amount on the forward contracts at December 31, 2020 was approximately $64.1 million. The cumulative unrealized gains and losses on these instruments at December 31, 2020 was approximately $86 thousand and $322 thousand, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

During the normal course of business, the Company may execute transactions with PNC Bank to purchase securities under agreement to resell or sell securities under agreement to repurchase. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliated entities.

The Company participated in the PNC single employer pension plan as described in Note 9. The Company had a payable due to PNC for its required contribution of $23.9 million at December 31, 2020, which is reflected in accrued salaries and benefits on the Statement of Financial Condition. The Company also had a payable due to PNC for post-retirement benefits of $5 thousand at December 31, 2020, which is reflected in accrued salaries and benefits on the Statement of Financial Condition.

Other receivables and liabilities with affiliates not discussed elsewhere of $327 thousand and $1.2 million, respectively, were recognized in the Statement of Financial Condition at December 31, 2020.

9.   **Employee Benefit Plans**

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN #251435979 (the "PNC defined benefit pension plan")), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. In 2018, the plan

began providing for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension plan and the Postretirement Benefits are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2020, assets of the PNC qualified defined benefit pension plan were $6.1 billion and the projected benefit obligation was $5.2 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution for 2021 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

10. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 25 million at December 31, 2020. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 27 million shares at December 31, 2020.

Certain employees of the Company receive options and/or awards/units under the PNC Incentive Plans.

Nonqualified Stock Options

PNC did not grant any stock options in 2020. Previously, options were granted at exercise prices not less than the market value of a share of PNC common stock on the grant date. Generally, options become exercisable in installments after the grant date. No option can be exercised after 10 years from its grant date. Payment of the option exercise price may be in cash or by surrendering shares of PNC common stock at market value on the exercise date.

The following tables and related information summarize the various stock option and award/unit activity for employees of the Company for 2020.

Stock Option Rollforward Table

	PNC	
	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2020	7,200	$55.32
Exercised	(7,200)	55.32
Outstanding at December 31, 2020	0	$0.00

The total intrinsic value of options exercised during 2020, was approximately $697 thousand. Cash received from option exercises under all Incentive Plans for 2020 was approximately $398 thousand. The tax benefit realized from option exercises under all Incentive Plans for 2020 was approximately $160 thousand.

During 2020, the Company's employees exercised 7,200 stock options with all related shares issued by PNC from treasury shares of PNC common stock.

Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards

The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant with a reduction for estimated forfeitures. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals.

The weighted-average grant-date fair value of restricted share unit awards granted in 2020 was $154.61 per share. The total intrinsic value of incentive/performance unit and restricted share/restricted share unit awards vested and released during 2020 was approximately $5.5 million.

Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Incentive/ Performance Units	Weighted-Average Grant Date Fair Value	Nonvested Restricted Share/ Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2019	12,451	$105.12	78,288	$126.81
Granted	-	-	33,222	154.61
Vested/Released	(9,011)	96.79	(27,170)	126.03
Forfeited	-	-	(82)	121.48
December 31, 2020	3,440	$126.96	84,258	$138.03

In the preceding table, the units and related weighted-average grant-date fair value of the incentive/performance unit awards exclude the effect of dividends on the underlying PNC shares,

as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

11. Fair Value of Financial Instruments

Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1   Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2   Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3   Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency residential

mortgage-backed securities, agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded financial instruments are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below.

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

(in thousands)	Level 1		Level 2		Level 3		Assets/ Liabilities Measured at Fair Value	
Assets								
Financial derivatives								
TBA derivatives	$	-	$	11,392	$	-	$	11,392
Interest rate derivatives		-		1,454		-		1,454
Futures		304		-				304
Total financial derivatives		304		12,846		-		13,150
Securities owned at fair value								
Trading securities								
Debt								
U.S. government and agencies (a)	$	14,295	$	-	$	-	$	14,295
Residential mortgage-backed agency		-		1,423,679		-		1,423,679
Commercial mortgage-backed agency		-		100,950		-		100,950
State and municipal		-		61,278		-		61,278
Corporate debt		-		80,841		-		80,841
Total trading securities		14,295		1,666,748		-		1,681,043
Total assets	$	14,599	$	1,679,594	$	-	$	1,694,193
Liabilities								
Financial derivatives								
TBA derivatives	$	-	$	14,464	$	-	$	14,464
Interest rate derivatives		-		8,476		-		8,476
Total financial derivatives		-		22,940		-		22,940
Securities sold not yet purchased								
Debt								
U.S. government and agencies	$	188,679	$	138	$	-	$	188,817
Corporate debt		-		13,597		-		13,597
Total securities sold not yet purchased		188,679		13,735		-		202,414
Other liabilities				-		2,184		2,184
Total liabilities	$	188,679	$	36,675	$	2,184	$	227,538

(a) Includes $6.5 million qualified securities designated for the exclusive benefit of customers (See Note 6).

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020:

(in thousands) **Level 3 - Instruments Only**	Reconciliation of Level 3 Fair Value Financial Instruments Owned at Fair Value
Balance at beginning of year	$ 2,439
Contingent adjustment	(255)
Balance at December 31, 2020	$ 2,184 (a)

(a) Balance represents contingent consideration payable included in other liabilities on the Statement of Financial Condition.

The following represents additional fair value information related to financial instruments:

December 31, 2020

(In thousands)	CARRYING AMOUNT	FAIR VALUE	Level 1	Level 2	Level 3
Assets					
Cash and due from bank (a)	$ 27,868	$ 27,868	$ 27,868	$ -	$ -
Short-term assets	220,545	220,545	16,259	204,286	-
Money market mutual fund	400,026	400,026	400,026	-	-
Trading securities (b)	1,681,043	1,681,043	14,295	1,666,748	-
Financial derivatives					
Not designated as hedging					
instruments under GAAP	13,150	13,150	304	12,846	-
Total financial instruments	$ 2,342,632	$ 2,342,632	$ 458,752	$ 1,883,880	$ -
Liabilities					
Borrowed funds and other	$ 1,178,401	$ 1,178,401	$ 190,009	$ 986,208	$ 2,184
Financial derivatives					
Not designated as hedging					
instruments under GAAP	22,940	22,940	-	22,940	-
Total financial instruments	$ 1,201,341	$ 1,201,341	$ 190,009	$ 1,009,148	$ 2,184

(a) Includes $2.5 million in restricted cash for the exclusive benefit of customers (See Note 6).
(b) Includes $6.5 million qualified securities designated for the exclusive benefit of customers (See Note 6).

During 2020, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities, as the table excludes the following:
- Real and personal property,
- Other assets and reserves,
- Other accrued expenses, and
- Other general liabilities.

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Statement of Financial Condition approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and Cash Equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:
- Cash on deposit with PNC Bank and
- Restricted deposit with unaffiliated bank.

Cash and due from banks are classified as Level 1.

Money market mutual fund is presented as a separate line as Level 1.

Short-Term Assets
The carrying amounts reported on our Statement of Financial Condition for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
- Resale agreements,
- Cash collateral, and
- Accrued interest receivable

Short-term assets are classified as Level 1 and Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2020, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods

and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Borrowed Funds and Other
The carrying amounts of repurchase agreements, trading securities sold short, short-term borrowings, cash collateral payable, and accrued interest and fees payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated using either prices obtained from third-party vendors or an internally developed discounted cash flow approach taking into consideration our current incremental borrowing rates for similar instruments.

A contingent consideration liability is being carried at fair value in relation to the achievement of certain cumulative revenue targets achieved by the FIG business as part of the Company's 2019 acquisition. The fair value is estimated based on the discounted cash flows of projected future revenue.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows. Level 1 financial derivatives are active exchange-traded futures and options contracts.

12. **Financial Instruments With Market and Credit Risk**

The Company enters into various transactions involving financial instruments with market and credit risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and conduct related hedging activities, and are subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statement. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to market and credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13. **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates, both that a loss is probable, and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine

estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiries covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

The Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

14.   Commitments and Contingencies

The Company enters into subscription services with remaining terms of less than two years with certain renewal options for like terms. At December 31, 2020, future minimum amounts under these agreements aggregated to approximately $2.4 million. Minimum amounts for the years 2021 and 2022 are approximately $1.6 million and $760 thousand, respectively. There are no commitments after 2022.

In the first quarter of 2020, the Company entered into a general office lease with a remaining term of less than five years. As of December 31, 2020, the Company has recorded a right of use asset of $377 thousand and a lease liability associated with future payments due under the lease of $519 thousand.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company did not have any underwriting or when-issued contractual commitments at December 31, 2020.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within regular way trading conventions as determined by the type of transaction. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statement in 2020.

In connection with the PNC FIG Advisory, Inc. business combination in 2019, the Company has recorded as of December 31, 2020, $2.2 million for a contingent consideration payable in relation to future compensation due to prior owners if certain cumulative revenues are achieved by the end of the second and fourth anniversary of the closing date. The contingency is measured at current fair value. It will be expected to be paid out at these anniversary dates if met.

15.   Subsequent Events

The Company has conducted a review for any additional significant subsequent events through February 26, 2021, that would require additional disclosures. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these notes to the financial statement at December 31, 2020.